Exhibit 12.1

Molina Healthcare, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008(1)	2007(1)	2006	2005
	(Dollars in thousands)

Earnings:
Income before income taxes	$43,616	$99,374	$92,722	$73,458	$43,851
Add fixed charges:
Interest expense, including amortization of debt discount and exp	13,777	13,231	5,605	2,353	1,529
Estimated interest portion of rental expense	5,181	4,370	3,988	2,682	2,852

Total fixed charges	18,958	17,601	9,593	5,035	4,381

Total earnings available for fixed charges	$62,574	$116,975	$102,315	$78,493	$48,232

Fixed Charges from above	$18,958	$17,601	$9,593	$5,035	$4,381

Ratio of Earnings to Fixed Charges	3.3	6.6	10.7	15.6	11.0

Total rent expense	$20,723	$17,481	$18,127	$12,193	$9,505
Interest factor	25%	25%	22%	22%	30%

Interest component of rental expense	$5,181	$4,370	$3,988	$2,682	$2,852

(1)	The Registrant’s condensed statements of income for the years ended December 31, 2008 and 2007 have been recast to reflect the adoption of FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (see Note 1 of the notes to consolidated financial statements).